WILLIAMS LAW GROUP, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone:  813-831-9348
Fax:  813-832-5284
e-mail:  wmslaw@tampabay.rr.com

March 2, 2009

Ms. Lilyanna L. Peyser
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re: Custom Q, Inc.
Registration Statement on Form S-1
Amendment No. 1.
File No. 333-156611

Dear Ms. Peyser:

We have filed on EDGAR the above Amendment No. 1.  Attached are the responses addressing your comments.  Page numbers refer to pages in the marked copy filed on EDGAR.

Thank you for your consideration.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ.

Michael T. Williams, Esq.

Comment 1

In the course of preparing our registration statement, counsel asked us to provide information in response to Item 403(c) of Regulation S-K, which provides:

Changes in control. Describe any arrangements, known to the registrant, including any pledge by any person of securities of the registrant or any of its parents, the operation of which may at a subsequent date result in a change in control of the registrant.

We replied with the disclosure which appears in the Registration Statement.

Following receipt of the Comment Letter, counsel asked us additional questions concerning this issue.  The questions and our answers are as follows:

1.	Question: Do you ever intend to acquire another business.

a.	Answer: No. There are no circumstances under which we would acquire any other business.

2.	Question: Do you have any intention to sell a controlling interest in the company in the next 12 months?

a.	Answer: No.

3.	Question: Have you had any conversation or negotiations with any third party concerning the acquisition of your controlling interest in the Company?

a.	Answer: No.

4.
Question:  Do you have any intention to engage in any conversation or negotiations with any third party concerning the acquisition of your controlling interest in the Company in the 12 months following the effective date of the registration statement?

a.
Answer:  No.  It is our intention to expend time, energy and money to continue to develop our business in the 12 months following the effective date of the registration statement.  In that connection, we note that our revenues have continued to increase since inception.

5.
Question:  If you were ever to sell your business in the future, would you or any of your affiliates under any circumstances offer to purchase or purchase any assets of the business following such a transaction.

a.
Answer:  No.  Any such transaction would only be structured as the sale of a controlling interest in an existing, on-going business which would continue to operate following such a transaction and not as an asset sale or similar transaction.

Based upon the foregoing, we have revised the disclosure in the Registration Statement as follows:

There are no existing arrangements or any discussions or negotiations with any third party concerning any arrangements, known to the us, our management or their affiliates, including any pledge by any person of our securities, the operation of which may at a subsequent date result in a change in control of the registrant.

The registrant is not a blank check company subject to the provisions of Rule 419.  Rule 419 defines a blank check company as follows:

The term "blank check company" shall mean a company that:

i.
Is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and

ii.	Is issuing "penny stock," as defined in Rule 3a51-1 under the Securities Exchange Act of 1934.

The staff quotes only part of the disclosure, which in its entirety reads as follows:

Ms. Kostoff has indicated that she will in the future, if the opportunity presents itself, sell our business to a third party buyer in a transaction which involves sale of their controlling interest set forth below, as they believe they have the opportunity to realize a greater return from the sale of his [sic] business as a public rather than as a private company.  As of the date of this registration statement, there are no binding arrangements with Ms. Kostoff and any such potential third party buyers concerning any such transaction.

The registrant is not a blank check company in that it:

1.	Has a specific valid business plan and purpose:

We offer certain customizable products on various web portal sites.  The first three sites are:

•	MyCustomBlankets.com, offering embroidered and screen printed blankets, towels and bathrobes.
•	MyCustomBabyGifts.com, offering a wide assortment of personalized, and non-personalized product for Mom and the newborn.
•	MyCustomExpressions.com offering corporate and school personalized products.

The Company is currently generating revenues and revenues continue to increase.  As noted in the Questions/Answers above, the Company during the 12 months following the effective date of the registration statement and thereafter intends to further develop its business to generate increasing revenues.

2.	Does not intend to acquire another business.

As noted in the Questions/Answers above:

•	There are no circumstances under which the Company would acquire any other business.

•
Neither the Company nor its management or affiliates have engaged and do have any intention to engage in any conversation or negotiations with any third party concerning the acquisition of a controlling interest in the Company in the 12 months following the effective date of the registration statement.

•
Any sale of the business would not involve the sale of assets of the registrant, leaving behind a shell company with no operating business, but would only be structured as the sale of a controlling interest in an existing, on-going business which would continue to operate following such a transaction.

It is generally accepted that one incentive to take a company public is to enhance the value of the business for an owner.  If every company that went public because of this incentive were deemed a blank check company, every registrant of an early stage enterprise that files a registration statement would be deemed a blank check company, subject to Rule 419.  We are not aware of any such expansive interpretation of Rule 419 by the staff.

Accordingly,

•	The revised disclosure in Amendment No. 1 is accurate and fully-compliant with Regulation S-K.

•	The registrant is not a blank check company and is not required to comply with Rule 419.

See page 19.

Comment 2

The disclosure on the website cited by the staff has been incorporated into the filing.

See pages 6 and 22.

Comment 3

References to these safe harbor provisions have been revised per this comment.

See page 25.

Comment 4

As noted in the filing, our president has orally agreed to provide all necessary funding to meet all of our obligations necessary to continue operations at our current level and obligations in connection with the filing of this registration statement and subsequent SEC on-going reporting requirements for the next 12 months.

See page 27.

Comment 5

We have revised the disclosure to clarify that we intend to become a mandatory reporting company by filing Form 8-A.

See page 30.

Comment 6

We have added the subscription agreement as an exhibit.

Comment 7

We have included the requested undertaking.